Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of September 30, 2020, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At September 30, 2020
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	4,334
Current financial debt	10,646
Current portion of financial instruments for interest rate swaps liabilities	82
Other current financial instruments — liabilities	114
Financial liabilities directly associated with assets held for sale	-

Total current financial debt	15,176

Non-current financial debt	61,477
Non-controlling interests	2,177
Shareholders’ equity
Common shares	8,267
Paid-in surplus and retained earnings	107,632
Currency translation adjustment	(12,275)
Treasury shares	(1,390)

Total shareholders’ equity — Group share	102,234

Total capitalization and non-current indebtedness	165,888

As of September 30, 2020, TOTAL SE had an authorized share capital of 3,668,371,962 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,653,124,025 ordinary shares (including 24,412,776 treasury shares from shareholders’ equity).

As of September 30, 2020, approximately $7,847 million of the Group’s non-current financial debt was secured and approximately $53,630 million was unsecured, and all of the Group’s current financial debt of $10,646 million was unsecured. As of September 30, 2020, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s off balance sheet commitments and contingencies, see Note 13.1 of the Notes to TOTAL’s audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on March 20, 2020, as amended on April 14, 2020.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since September 30, 2020.